UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)

                                 Ziff-Davis Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   989511-10-0
-------------------------------------------------------------------------------
                                 (CUSIP Number)


     RONALD D. FISHER                                  STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                                 SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                                125 BROAD STREET
 NEWTON CENTER, MA 02159                                 NEW YORK, NY 10004
      (617) 928-9300                                       (212) 558-4000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 5, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                              (Page 1 of 10 Pages)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

CUSIP NO.  989511-10-0                13D                PAGE  2  OF  10  PAGES
----------------------                                   ----------------------

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SOFTBANK America Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                                  00
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7     SOLE VOTING POWER
                                    71,619,355
             SHARES
                              --------------------------------------------------
          BENEFICIALLY        8     SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
              EACH                  71,619,355

           REPORTING          --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                                     71,619,355
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     71.6%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                                     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  989511-10-0                13D                PAGE  3  OF  10  PAGES
----------------------                                   ----------------------

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                                  AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7     SOLE VOTING POWER
                                    71,620,000
             SHARES
                              --------------------------------------------------
          BENEFICIALLY        8     SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
              EACH                  71,620,000

           REPORTING          --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                                     71,620,000
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     71.6%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                                     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  989511-10-0                13D                PAGE  4  OF  10  PAGES
----------------------                                   ----------------------

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SOFTBANK Kingston Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                                  00
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7     SOLE VOTING POWER
                                    645
             SHARES
                              --------------------------------------------------
          BENEFICIALLY        8     SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
              EACH                  645

           REPORTING          --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                                     645
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     .001%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                                     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  989511-10-0                13D                PAGE  5  OF  10  PAGES
----------------------                                   ----------------------

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SOFTBANK Corp.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                                  AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Japan
--------------------------------------------------------------------------------
           NUMBER OF          7     SOLE VOTING POWER
                                    71,620,000
             SHARES
                              --------------------------------------------------
          BENEFICIALLY        8     SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
              EACH                  71,620,000

           REPORTING          --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                                     71,620,000
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     71.6%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                                     HC, CO
--------------------------------------------------------------------------------

CUSIP NO.  989511-10-0                13D                PAGE  6  OF  10  PAGES
----------------------                                   ----------------------

  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Masayoshi Son
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
                                  AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                        [_]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                      Japan
--------------------------------------------------------------------------------
           NUMBER OF          7     SOLE VOTING POWER
                                    71,620,000
             SHARES
                              --------------------------------------------------
          BENEFICIALLY        8     SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
              EACH                  71,620,000

           REPORTING          --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                                     71,620,000
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                           [_]
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     71.6%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                                     IN
--------------------------------------------------------------------------------

CUSIP NO.  989511-10-0                                   PAGE  7  OF  10  PAGES


         SB America, SBH, SKI, Softbank and Masayoshi Son hereby amend and supplement the statement on Schedule 13D originally filed by the Reporting Persons on January 11, 1999, with respect to the Common Stock of the Issuer.

Item 4.  Purpose of the Transaction.
         --------------------------

         Item 4 is hereby amended and supplemented by incorporation of the following:

          On March 5, 1999, SKI sold 500,000 shares of Common Stock to a third party in a private placement transaction with Goldman, Sachs & Co., as placement agent. SKI received net proceeds of $14.875 per share, after payment of placement agent fees, for aggregate net proceeds of $7,437,500.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

         Item 5 is hereby amended and restated as follows:

         (a) The percentage interest held by each Reporting Person presented below is based on the number of shares of Common Stock reported to be outstanding as of March 1, 1999 in the Issuer's Schedule 14A filed with the Securities and Exchange Commission on March 2, 1999 (the "Outstanding Shares").

         As of the date of the filing of this statement, SB America beneficially owns and SBH, Softbank and Mr. Son may be deemed to beneficially own through SB America, 71,619,355 shares of Common Stock, representing approximately 71.6% of the shares of Common Stock reported to be outstanding as of March 1, 1999 (the "Outstanding Shares").

         SKI beneficially owns and Softbank and Mr. Son may be deemed to beneficially own, 645 shares, representing approximately 0.001% of the Outstanding Shares.

         Softbank and Mr. Son may be deemed to beneficially own through SB America, SBH and SKI 71,620,000 shares, representing approximately 71.6% of the Outstanding Shares.

         Eric Hippeau, Director of Softbank, owns 10,000 shares of Common Stock directly and may be deemed to own 100 shares of Common Stock indirectly. Ronald
D. Fisher, Vice Chairman and Director of SB America, Vice Chairman of SBH and Director of Softbank, may be deemed to beneficially own 5,000 shares of Common Stock

CUSIP NO.  989511-10-0                                   PAGE  8  OF  10  PAGES


indirectly. Thomas L. Wright, Vice President and Treasurer of SBH, owns 7,500 shares of Common Stock directly.

         Except as described in this Schedule 13D, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, Softbank or SKI, any of their respective executive officers or directors, beneficially owns any Common Stock or securities convertible into Common Stock.

         (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of the Common Stock beneficially owned by such Reporting Persons.

         (c) Except as described in this Schedule 13D, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH, SKI and Softbank, any of their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

         Item 6 is hereby amended and supplemented by incorporation of the following:

         On March 5, 1999, SKI entered into a letter agreement (the "GS Letter Agreement") with Goldman, Sachs & Co. pursuant to which Goldman, Sachs & Co. acted as placement agent for the sale of 500,000 shares of Common Stock to a third party in a private placement transaction described more fully in Item 4. All references to the GS Letter Agreement are qualified in their entirety by the full text of such document, a copy of which is attached as Exhibit 4 hereto and is incorporated by reference herein. See Items 4 and 7.

CUSIP NO.  989511-10-0                                   PAGE  9  OF  10  PAGES


Item 7.   Material to be filed as Exhibits.
          --------------------------------

         Item 7 is hereby amended and supplemented by the incorporation of the following:

         4. Letter Agreement between SKI and Goldman, Sachs & Co. dated March 5, 1999.

CUSIP NO.  989511-10-0                                  PAGE  10  OF  10  PAGES


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 1999

                                   SOFTBANK AMERICA INC.


                                   By:/s/ Ronald D. Fisher
                                      --------------------------
                                      Vice Chairman


                                   SOFTBANK HOLDINGS INC.


                                   By:/s/ Ronald D. Fisher
                                      --------------------------
                                      Vice Chairman


                                   SOFTBANK KINGSTON INC.

                                   By:/s/ Ronald D. Fisher
                                      --------------------------
                                      President


                                   SOFTBANK CORP.


                                   By:/s/ Masayoshi Son
                                      --------------------------
                                      President


                                   MASAYOSHI SON


                                   /s/ Masayoshi Son
                                   --------------------------
                                   Masayoshi Son